EXHIBIT 99.1

Molecular Partners Reports Corporate Highlights From Q4 2022 and Key Financials for Full Year 2022

Research & Development Highlights:

  Initiated Phase 1 study of MP0533, a novel tri-specific T-cell engager for the treatment of acute myeloid leukemia (AML) and high risk myelodysplastic syndrome (MDS)
  Presented preclinical data supporting the unique design and mechanism of MP0533 at the 64th American Society of Hematology (ASH) Annual Meeting and Exposition
  Established Radio DARPin Therapy (RDT) Platform, formally selecting tumor-associated protein Delta-like ligand 3 (DLL3) as a first target
  Presented interim safety and mechanism data from ongoing Phase 1 study of MP0317 for the treatment of solid tumors at the 37th Society for Immunotherapy of Cancer (SITC) Annual Meeting
  Signed in early January 2023 non-binding letter of intent with Novartis to negotiate a Research Framework Agreement focused on emerging infectious global health threats

Leadership & Governance:

  CEO Patrick Amstutz elected as President of the Swiss Biotech Association Board of Directors
  Appointed Michael Pitzner as General Counsel and Senior Vice President, Legal
  Promoted Alexander Zürcher to Chief Operating Officer; Renate Gloggner to EVP People and Community; and Anne Goubier, D.V.M, Ph.D., to Senior Vice President of Biology
  CFO Andreas Emmenegger departed the company as of Dec. 31, 2022, after a successful tenure of more than 15 years at the Company
  Established Environmental, Social, and Governance (ESG) working group to advance the Company’s ESG goals, reporting to the Company’s Board of Directors
  Expanded ESG initiatives with the publication of the Company’s ESG priorities and progress, accessible on the investors section of Molecular Partners’ website

Financial:

  Net cash inflow from operating activities of CHF 118.6 million in 2022
  Ongoing strong financial position with CHF 249.1 million in cash and short-term deposits as of December 31, 2022, anticipated to support operations into 2026

2023 Outlook:

  Full year 2023 operating expense guidance of CHF 70-80 million, reflecting ambition to further broaden the pipeline both in oncology and in virology
  MP0533: initial clinical results of the Phase 1 trial in AML anticipated in Q4 2023;
  additional preclinical work to support further development
  MP0317: completion of patient recruitment in the dose escalation of Phase 1 trial anticipated in H1 2023; initiation of partnering discussions
  Radio DARPin Therapy (RDT) Platform: advancement of platform and candidates to be presented at scientific conferences in 2023; further reduction of kidney uptake of RDT compounds; selection of additional targets and corresponding candidates; establish collaborations with radionuclide companies
  Further DARPin opportunities: Establish SWITCH DARPin platforms; update on virology projects

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., March 09, 2023 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR: Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built proteins known as DARPin therapeutics, today announced its corporate highlights and audited financial results for the full year 2022.

“Our focus in 2023 is the advancement of highly differentiated DARPin therapeutic candidates with the potential to show early clinical value. Recently we dosed the first patient with MP0533, our novel tri-specific T-cell engager for the treatment of AML and high risk MDS. We also announced a breakthrough with our Radio DARPin Therapy Platform which enables us to reduce dose-limiting kidney uptake and potentially opens the door for a pipeline of new candidates, of which the first is targeting Delta-like ligand 3 (DLL3). MP0317, our localized CD40 agonist, has reached its top planned dose without limiting side effects, showing a clear differential against conventional systemically active agonists,” said Patrick Amstutz, Ph.D. Molecular Partners’ Chief Executive Officer. “With our ongoing strong cash position, we will continue to advance our DARPin candidates to deliver on our mission to develop solutions only DARPin therapies can offer to patients living with serious diseases."

Research & Development Highlights

Oncology

MP0317
In November 2022, Molecular Partners presented interim results from the ongoing Phase 1 trial of MP0317, the Company’s DARPin candidate targeting fibroblast activation protein (FAP) and CD40, for the treatment of solid tumors at the 37th SITC Annual meeting. These data demonstrated the first clinical observation of tumor-localized CD40 activation provided by MP0317. The candidate was also seen to be safe and well tolerated with no dose-limiting CD40-related systemic toxicities to date, a key limitation presented by other CD40 agonists. MP0317 is designed to resolve these limitations by activating immune cells specifically within the tumor microenvironment through the simultaneous binding of the immune stimulator CD40 as well as FAP, a protein highly expressed within tumors. The dose escalation of the Phase 1 study remains ongoing, with patient recruitment in the dose escalation portion of the of the Phase 1 trial of MP0317 expected to be completed in the first half of 2023.

MP0533
In January 2023, the first patient was dosed in Molecular Partners’ Phase 1 study of MP0533, a novel tri-specific T-cell engager for the treatment of AML and high risk MDS. The first clinical results from this trial are expected by the fourth quarter of 2023. In an oral presentation at the 64th Annual ASH Meeting in December 2022, Molecular Partners presented preclinical results showing MP0533 can induce preferential killing of cells expressing two or three tumor-associated antigens (TAAs) compared to cells expressing a single TAA. MP0533 engages CD3 on T-cells while binding up to three tumor-associated antigens (CD33, CD70, and CD123) on AML cells. By modulating the affinity to each TAA, Molecular Partners designed MP0533 to induce T-cell-mediated killing preferentially when the cancer cells express two or three of the TAAs. This avidity-driven T-cell activation ensures preferential killing of AML cells, which consistently express two or three of the target antigens. At the same time, it is designed to reduce the damage to healthy cells, which tend to express only one of the target antigens, a recurrent issue with other T-cell engagers in AML. MP0533 was demonstrated to activate T-cells and destroy AML cells in samples from newly diagnosed and previously treated AML patients with different TAA expressions. Humanized mouse models confirmed MP0533’s ability to activate intra-tumoral T-cells and control tumor growth. The research also showed that MP0533 was able to directly target and kill leukemic stem cells (LSCs), while sparing a variety of healthy cells including hematopoietic stem cells. The unique safety profile of MP0533 was further supported preclinically by several other parameters including a lower level of cytokine release relative to benchmark mono-targeted T-cell engagers, both in vitro in a whole blood assay and in vivo in the humanized mouse AML models.

Radio DARPin Therapy Platform
In 2022, Molecular Partners progressed its Radio DARPin Therapy Platform by reducing the kidney uptake of DARPin radio conjugates to overcome nephrotoxicity (toxicity in the kidney), the key limitation of protein-based radio therapies. Furthermore, tumor-associated protein Delta-like ligand 3 (DLL3) was selected as the first target of a DARPin-based therapeutic candidate. Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, providing an opportunity for selective targeting through the high affinity and specificity offered by DARPins. These attributes, along with their small size, suggest that DARPins represent ideal delivery vectors for therapeutic radionuclides to efficiently target cancer cells with minimal systemic side effects. Molecular Partners is developing DARPin-based therapeutic candidates, both proprietary as well as in collaboration with Novartis. The Company plans to present its research of DARPin therapeutic candidates and their potential differentiation as tumor targeting moieties in the first half of 2023.

Virology

An Emergency Use Authorization (EUA) application was submitted to the U.S. Food and Drug Administration on February 4, 2022 following the successful global EMPATHY clinical study which demonstrated the efficacy and safety of ensovibep, the first DARPin-based antiviral molecule. Ensovibep also demonstrated in vitro efficacy against most Variants of Concern relative to some antibody therapies, a characteristic Molecular Partners intends to continue leveraging in further antiviral candidates. The clinical development of ensovibep was halted in 2022 due to a lack of neutralization activity against omicron subvariants.

Earlier this year, Novartis informed Molecular Partners that it had submitted a request to withdraw ensovibep's EUA from the FDA. The EUA application for ensovibep was withdrawn effective January 25, 2023.

Looking ahead for the virology portfolio, in January 2023 Molecular Partners signed a non-binding letter of intent with Novartis to negotiate a Research Framework Agreement with a primary focus on establishing pandemic preparedness and fighting emerging infectious global health threats.

Ophthalmology

In November 2021, Molecular Partners regained global development and commercial rights to abicipar for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME). Abicipar completed two positive Phase 3 studies, CEDAR and SEQUOIA, which supported the non-inferior efficacy of its quarterly dosing regimen compared to monthly ranibizumab.

The Company continues to evaluate potential business opportunities for abicipar outside of internal development at Molecular Partners.

Corporate Governance and Leadership Highlights

Chief Executive Officer Patrick Amstutz was elected as President of the Swiss Biotech Association Board of Directors effective May 3, 2022. Switzerland has become one of the global hubs for life sciences and this position will allow Patrick the opportunity to provide leadership and influence in the biopharma industry both regionally and globally.

Alexander Zürcher was promoted to Chief Operating Officer, effective July 1, 2022. Coinciding with Alexander’s promotion, Michael Stumpp, the Company’s prior COO, transitioned to the newly formed position of EVP Projects while remaining a member of the Company’s Management Board. Renate Gloggner was promoted to EVP People and Community, effective as of July 1, 2022. Both Alexander and Renate were appointed to the Company’s Management Board, also effective as of July 1, 2022.

Michael Pitzner appointed General Counsel and Senior Vice President of Legal effective November 1, 2022. Most recently Michael served as Head Legal Biologics, Cell & Gene and CMO (Global NTO) at Novartis.

Anne Goubier, D.V.M, Ph.D., was promoted to Senior Vice President of Biology. Anne joined Molecular Partners in 2020 and oversees the biology department, overseeing development from target identification to clinical pharmacology, building on her more than two decades of biotechnology experience across drug discovery and development.

CFO Andreas Emmenegger departed the company as of Dec. 31, 2022 following a successful tenure of more than 15 years. His successor will be announced in due course and we are committed to a smooth transition.

ESG initiatives

In 2022, Molecular Partners published its environmental, social and governance (ESG) priorities and progress, accessible on the investors section of its website. Currently, the Company is creating a baseline status evaluation as the next step toward implementing an ESG plan with clear metrics that detail its progress across priority areas: board oversight of ESG and corporate sustainability; human capital management and Diversity, Equity and Inclusion (DEI); product service and safety; access to medicine; and business ethics.

In its continued commitment to corporate sustainability, Molecular Partners advanced its ESG goal by formally establishing corporate sustainability responsibility at a Board level. The Finance and Audit Committee will lead oversight of all ESG policies for the Board. To fully integrate the Company's ESG strategy within the organization, Molecular Partners has created an ESG Circle of key internal stakeholders to ensure continued progress is made across key priorities. Elsewhere, Molecular Partners offers generous benefits spanning from health to retirement planning to its employees, and fosters diversity and inclusion as a key element of its recruitment process.

2022 Operational and Financial Highlights

Following Novartis' payment of CHF 150 million for ensovibep in January 2022, Molecular Partners remains well funded to capture upcoming value inflection points in 2023 and beyond. In the financial year 2022, Molecular Partners recognized total revenues and other income of CHF 189.6 million (2021: CHF 9.8 million) and incurred total expenses of CHF 73.0 million (2021: CHF 73.2 million). This led to an operating profit of CHF 116.6 million for 2022 (2021: Operating loss of CHF 63.4 million). The net financial gain recorded in 2022 was CHF 1.2 million, compared to a net financial loss of CHF 0.4 million in 2021. This resulted in a 2022 net profit of CHF 117.8 million (2021: Net loss of CHF 63.8 million).

The net cash from operating activities in 2022 was CHF 118.6 million (2021: Net cash used of CHF 91.0 million). Including short-term time deposits, the cash and cash equivalents position increased by CHF 116.3 million as compared to year-end 2021, to CHF 249.1 million as of December 31, 2022 (December 31, 2021: CHF 132.8 million). Total shareholders’ equity stood at CHF 235.2 million as of December 31, 2022, an increase of CHF 127.9 million (December 31, 2021: CHF 107.3 million).

The Company's cash position and short-term time deposits of total CHF 249.1 million as per December 31, 2022, continues to provide the Company with financial flexibility and a forecasted cash runway into 2026.

The Company's balance sheet continued to be debt-free in 2022. As of December 31, 2022, the Company employed 175.3 FTE (full-time equivalents), up 7% year-on-year. About 81% of the employees are employed in R&D-related functions.

Key figures as of December 31, 2022

Key Financials (CHF million, except per share, FTE data)	FY 2022	FY 2021	Change
Total revenues and other income	189.6	9.8	179.8
R&D expenses	(50.7)	(55.7)	5.0
SG&A expenses	(22.3)	(17.5)	(4.8)
Operating result	116.6	(63.4)	180.0
Net finance result	1.2	(0.4)	1.6
Net result	117.8	(63.8)	181.6
Basic net result per share (in CHF)	3.63	(2.06)	5.69
Diluted net result per share (in CHF)	3.54	(2.06)	5.60
Net cash from (used in) operating activities	118.6	(91.0)	209.5
Cash & cash equivalents (incl. short-term time deposits)	249.1	132.8	116.3
Total shareholders’ equity	235.2	107.3	127.9
Number of total FTE	175.3	163.2	12.1

Business outlook and priorities

In 2023, the Company will continue to invest in its clinical stage assets as well as in its development portfolio, particularly in the areas of Radio DARPin therapeutics, oncology, and virology. With initial data from the phase 1 study of MP0533 expected before the end of the year, the potential to further integrate this program as a later stage, wholly-owned asset remains strong. The conclusion of recruitment in the phase 1 study of MP0317 will provide an opportunity to discuss additional combination work with potential collaborators.

As we continue to detail our work in Radio DARPins with presentations at scientific congresses throughout the year, we aim to demonstrate that DARPins can serve as high-affinity tumor targeting therapeutics while providing a high level of kidney protection, a common limiting toxicity associated with other radio therapies. In addition, we continue to remain excited about the prospect of DARPins in virology, within the potential of our own pipeline and with our newly announced letter of intent with Novartis to explore the potential of DARPins in emerging global health threats.

Financial outlook 2023

For the full year 2023, at constant exchange rates, the Company expects total operating expenses of CHF 70-80 million, of which around CHF 9 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.

Based on the Company's cash position as of December 31, 2022, the Company expects its cash runway to reach into 2026, excluding any potential receipts from R&D partners.

Documentation

This press release, the Company's Annual Report on Form 20-F for the year ended December 31, 2022 to be filed with the U.S. Securities and Exchange Commission (SEC), and the Company's annual report 2022 will be made available through www.molecularpartners.com under the investor section after 22.00 CET (16.00 EST) on March 9, 2023.

Full year 2022 conference call & audio webcast

Molecular Partners will hold a conference call and audio webcast on March 10, 14.00 CET (8.00 am EST).
To register for the full year 2022 conference call, please dial the following numbers approximately 10 minutes before the start of the presentation:

Switzerland / Europe	+41 800 83 6507
USA	+1 844 865 3856
Full list of dial-in numbers linked here

Conference ID	Please ask to be joined into the Molecular Partners call.

Participants in the conference call will have the opportunity to ask questions after the presentation.

Audio webcast

The full year 2022 results will be webcast live and will be made available on the Company’s website under the investor section. The replay will be available for 90 days following the presentation.

Financial calendar

April 4, 2023	Annual General Meeting
May 11, 2023	Interim Management Statement Q1 2023
August 24, 2023	Half-year results 2023 (unaudited)
October 26, 2023	Interim Management Statement Q3 2023

The latest timing of the above events can always be viewed on the investor section of the website.

About Molecular Partners AG

Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology, and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials, the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, the selection and development of future antiviral or other programs, and Molecular Partners’ expected expenses and cash utilization for 2022 and its expectation that its current cash resources will be sufficient to fund its operations and capital expenditure requirements into 2026. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential impact of the COVID-19 pandemic on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022 expected to be filed with Securities and Exchange Commission (SEC) on March 9, 2023 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details please contact:

Seth Lewis, Investor Relations
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Antonio Ligi, Communications
Zürich-Schlieren, Switzerland
antonio.ligi@molecularpartners.com
Tel: +41 79 723 36 81